SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF [National Taxpayer’s Registry of the Ministry of Finance] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS BULLETIN FOR DISTANCE VOTE | EXTRAORDINARY SHAREHOLDERS’ MEETING 04/27/2018

1. Shareholder’s name or denomination
2. Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
3. Shareholder’s email

4.                  Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Instruction No. 481/09 (“ICVM 481”).

It is essential that the boxes above be completed with (i) the full name – or company name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, in order for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Extraordinary Shareholders’ Meetings:

•         all the boxes below must be duly filled in

•         all pages must be initialed

•         at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin

•         the certification of the signatures in the bulletin and, as applicable, its consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation shall be required

5.                  Bulletin remittance guidelines

The shareholder who elects to exercise his/her distance vote right may (i) transmit the completion instructions to qualified service providers, as directed below; or (ii) fill in and remit this bulletin directly to the Company.

5.1.            Voting exercise through service providers - distance vote system

Shareholders may transmit the instructions for completing this bulletin to service providers which are able to provide services for collecting and transmitting instructions for completion of bulletin for distance vote, namely:

(i)     shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)   to Banco Bradesco S.A., as the financial institution contracted by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

Shareholder who elects to exercise his/her distance vote right through service providers (pursuant to art. 21-B, item II, of ICVM 481/09) must contact his/her custody agents and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is 7 days before the date of the Extraordinary Shareholders’ Meeting, that is, April 20, 2018.

5.2.            Remittance of the bulletin directly to the Company

Shareholders may also choose to exercise his/her distance vote right by sending this bulletin directly to the Company. In such event, they must forward this bulletin, duly filled in and together with the documents listed below, to Rua Dr. Renato Paes de Barros, 1017, 4º andar, Itaim Bibi, CEP 04530-001, São Paulo/SP, to the attention of the Investor Relations Department:

(i)     statement indicating the capital ownership in the Company; and

(ii)   certified copy of the following documents:

•        to individuals: identity card with shareholder’s photo

•        to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo

•        to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

The Company requires certification of signature and notarization, consularization (except for the alternative procedures possibly admitted by reason of international agreements or conventions) and sworn translation, as the case may be.

The bulletin, together with the respective documentation, shall be considered only if received by the Company in accordance with the provisions above, up to 7 days before the  date of the Extraordinary Shareholders’ Meeting, that is, April 20, 2018. Pursuant to article 21-U of ICVM 481/09, the Company shall notify the shareholder if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission.

6.                  Financial institution contracted by the Company for providing securities bookkeeping services

Banco Bradesco S.A.

Address: Prédio Amarelo, Térreo - Cidade de Deus, Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Telephone: (0800) 7011616

Facsimile: (11) 3684-2811

Email: 4010.acecustodia@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Extraordinary Shareholders’ Meeting

7.                  Approve the “Protocol and Justification of the Partial Spin-off of Arosuco Aromas e Sucos Ltda. with the Merger of the Spun-off Portion into Ambev S.A.”, which establishes the general bases of the partial spin-off of Arosuco Aromas e Sucos Ltda., the quotas of which, on the date of the spin-off, will be fully owned by the Company, followed by the merger of the spun-off portion into the Company, in accordance with the Management’s Proposal.

[   ] Approve        [   ] Reject         [   ] Abstain

8.                  Ratify the engagement of APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) to proceed with the appraisal of the portion of Arosuco Aromas e Sucos Ltda.’s shareholders’ equity (“Spun-off Portion”) to be merged into the Company as a result of the partial spin-off of Arosuco Aromas e Sucos Ltda. followed by the merger of the Spun-off Portion into the Company.

[   ] Approve        [   ] Reject         [   ] Abstain

9.                  Approve the appraisal report of the Spun-off Portion of Arosuco Aromas e Sucos Ltda.’s to be merged into the Company as a result of the partial spin-off of Arosuco Aromas e Sucos Ltda.

[   ] Approve        [   ] Reject         [   ] Abstain

10. Approve the merger of the Spun-off Portion of Arosuco Aromas e Sucos Ltda. into the Company. [ ] Approve [ ] Reject [ ] Abstain

11.              Authorize Company’s managers to perform all acts necessary to the implementation of the merger of the Spun-off Portion of Arosuco Aromas e Sucos Ltda. into the Company.

[   ] Approve        [   ] Reject         [   ] Abstain

12.              In the event of second call of the Extraordinary Shareholders’ Meeting, can the voting instructions of this bulletin be also considered for the performance of the Meeting on second call?

[   ] Yes        [   ] No

City:_____________________________________________________________________

Date:_____________________________________________________________________

Signature:_________________________________________________________________

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer